

Arnold Golub
Vice President
Office of General Counsel

Electronic Mail Only

February 7, 2018

Mr. Jeffrey Thomas
Chief, IT Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Thomas:

This is to certify that on January 30, 2018 The Nasdaq Stock Market (the "Exchange") received from Mudrick Capital Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Units, each consisting of one share of Class A Common Stock, and one Warrant.

Class A Common Stock, par value $0.0001 per share

Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

[signature]